UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)
Under the Securities Exchange Act of 1934

INTREPID POTASH, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46121Y102
(CUSIP Number)

February 14, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
o Rule 13d-1(b)
# Rule 13d-1(c)
o Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121Y102

  1. Names of Reporting Persons.

Clearway Capital Management Ltd.

  2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  o        (b)  o

  3.

SEC Use Only

  4. Citizenship or Place of Organization

The Bahamas

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

5. Sole Voting Power

  17,119,822[1]

6. Shared Voting Power

  0

7. Sole Dispositive Power

  17,119,822[1]

8. Shared Dispositive Power

  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

  17,119,822[1]

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  o

11. Percent of Class Represented by Amount in Row (9)

  12.9724%[2]

12. Type of Reporting Person (See Instructions)

  OO

[1] The 17,119,822 Common Stock shares are held by Saratoga Asset Management S.A., a wholly-owned subsidiary of
Clearway Capital Management Ltd.
[2]   Based on 131,970,680 shares of Common Stock of the Issuer outstanding as of the date of this filing.

CUSIP No. 46121Y102

  1. Names of Reporting Persons.

Saratoga Asset Management S.A.

  2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  o         (b)  o

  3. SEC Use Only

  4. Citizenship or Place of Organization

Panama

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

5. Sole Voting Power

  17,119,822[3]

6. Shared Voting Power

  0

7. Sole Dispositive Power

  17,119,822[3]

8. Shared Dispositive Power

  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

  17,119,822[3]

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  o

11. Percent of Class Represented by Amount in Row (9)

  12.9724%[4]

12. Type of Reporting Person (See Instructions)

  CO

[3] The 17,119,822 Common Stock shares are held by Saratoga Asset Management S.A., a wholly-owned subsidiary of
Clearway Capital Management Ltd.
[4]   Based on 131,970,680 shares of Common Stock of the Issuer outstanding as of the date of this filing.

CUSIP No. 46121Y102

Item 1.

(a) Name of Issuer
          INTREPID POTASH, INC.

(b) Address of Issuer's Principal Executive Offices
          707 17th Street, Suite 4200, Denver, Colorado 80202

Item 2.

(a) Name of Person Filing
          This statement is jointly filed by and on behalf of each of Clearway Capital Management Ltd. and
Saratoga Asset Management S.A. Clearway Capital Management Ltd. is an Investment Fund organized and doing business under the laws of The Bahamas which wholly-owns Saratoga Asset Management S.A. which holds all of the Common Stock Shares of the Issuer being reported in this Schedule 13G Amendment No. 3.
          Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b) Address of Principal Business Office or, if none, Residence
          The address of the principal business office of Clearway Capital Management, Ltd.  is Winterbotham
Place, Marlborough & Queen Streets, P.O. Box N-3026 Nassau, The Bahamas.
          The address of the principal business office of Saratoga Asset Management S.A. is 2nd Floor Humboldt
Tower 53 Street East Panama City, Panama.

(c) Citizenship
          See Item 4 on the cover page(s) hereto.

(d) Title of Class of Securities
          Common Stock, par value $0.001

(e) CUSIP Number
          46121Y102

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or section 240.13d-2(b) or (c), check whether the person filing is:

(a) o A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) o A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) o An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) o An investment company registered under Section 8 of the Investment Company Act of 1940 (15
U.S.C. 80a-8);

(e) o An investment adviser in accordance with  section 240.13d-1(b)(1)(ii)(E);

(f) o An employee benefit plan or endowment fund in accordance with section 240.13d- 1(b)(1)(ii)(F);

(g) o A parent holding company or control person in accordance with section 240.13d- 1(b)(1)(ii)(G);

(h) o A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i) o A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) o A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k) o A group, in accordance with section 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a) Amount beneficially owned:
          See Item 9 on the cover page(s) hereto.

(b) Percent of class:
          See Item 11 on the cover page(s) hereto.

(c) Number of shares as to which such person has:

   (i) Sole power to vote or to direct the vote:
                See Item 5 on the cover page(s) hereto.

   (ii) Shared power to vote or to direct the vote:
                See Item 6 on the cover page(s) hereto.

   (iii) Sole power to dispose or to direct the disposition of:
                See Item 7 on the cover page(s) hereto.

   (iv) Shared power to dispose or to direct the disposition of:
                See Item 8 on the cover page(s) hereto.

Item 5. Ownership of 5% or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by
the Parent Holding Company or Control Person.
          Clearway Capital Management Ltd. is an Investment Fund organized and doing business under the laws of The Bahamas which wholly-owns Saratoga Asset Management S.A., a company organized under the laws of
Panama. Saratoga Asset Management S.A. holds all of the Common Stock Shares of the Issuer being reported in this
Schedule 13G Amendment No. 3.

Item 8. Identification and Classification of Members of the Group
          Not applicable.

Item 9. Notice of Dissolution of Group
          Not applicable.

Item 10. Certifications
          By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Date: February 14, 2020

Clearway Capital Management Ltd.

By: /s/ Gonzalo Maria Avendano
Name: Gonzalo Maria Avendano
Title: Director

Saratoga Asset Management S.A.

By: /s/ Gonzalo Maria Avendano
Name: Gonzalo Maria Avendano
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit     Description of Exhibit

99          Joint Filing Agreement